SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

____________________________________________
                                             :       CERTIFICATE
         In the Matter of                    : 	          OF
                                             :       NOTIFICATION
     DOMINION RESOURCES, INC.                :           NO. 8
       Richmond, Virginia                    :
                                             :
       File Nos. 70-9517                     :       TRANSACTIONS
                 70-9555                     :       DURING PERIOD
                 70-9679                     :
                                             :
(Public Utility Holding Company Act of 1935) :      October 1, 2001
                                             :          through
                                             :     December 31, 2001
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

     Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

     By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and


                                    1


requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

     By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

     By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

     By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's
EWG investment limit was approved (the "December 28, 2001
Order").

     This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order and the December 28, 2001 Order during the fourth quarter of 2001 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").


                                   2


     Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.  EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is $4,500 million. At December 31, 2001, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $1,846.9 million and "consolidated retained earnings" (as defined in Rule 53(a)under the PUHCA) was approximately $1,048.3 million. Accordingly, at December 31, 2001, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $3,701.4 million.

B.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At December 31, 2001, Dominion's consolidated capitalization ratio was: debt 60.8%, common equity 33.2%, and preferred securities of subsidiaries of 6.0%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations,


                                    3


including any short-term debt and non-recourse debt of EWG/FUCO
Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At December 31, 2001, the market-to-book ratio of Dominion's common stock was 1.9 to 1.

E. In the fourth quarter of 2001, Dominion invested or committed to invest in EWG's or FUCO's that count against the Modified Rule
53 Test. See such investments indicated by "new" in Exhibit A filed in paper format.

F.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the fourth quarter.

G.  Pursuant to a request for confidential treatment under Rule
104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO
Projects for the twelve months ending December 31, 2001.

II.   FINANCING BY DOMINION

      A. Sale of Dominion Common Stock


                                   4


      1. Sales to Plans

           Dominion issued and sold the following shares of its common stock during the reporting period.

                                    Number of      Dollar Values
                                    Shares        (Thousands)
                                    ____________    _____________

      Dominion Direct Investment
        Plan                          572,890         $34,007
      Employee Savings Plan           292,164          17,179

      2. Public Offerings


           None.


	B. Short Term Debt

           During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on December 31, 2001 were as follows.

                              Maximum          Principal Amount
                            Outstanding         as of 12/31/01
                            (thousands)          (thousands)
                            ___________        ________________

      Dominion                $647,580            $647,580
      Virginia Power           435,900             435,900

           On May 31, 2001, Dominion, Virginia Power and CNG entered into a 364 day credit facility agreement with a consortium of 22 banks. The credit agreement allows


                                   5


      aggregate borrowings by Dominion, Virginia Power and CNG up to $1.75 billion. In addition, a multi-year facility allows aggregate borrowings by Dominion, Virginia Power and CNG up to $300 million. Subject to the maximum aggregate limit of $2.05 billion, Virginia Power and CNG may borrow up to the full commitment and Dominion may borrow up to $700.75 million. Although Virginia Power and CNG each have access to the full $2.05 billion, they will operate within internally allocated limits of $500 million and $850 million, respectively. No borrowings were made under the credit agreements during the quarter.

	C. Long-Term Debt

           None.

      D. Interest Rate Swaps

           On October 4, 2001, Dominion's service company subsidiary, Dominion Resources Services, Inc. ("DRS") executed an interest rate swap with First Union Bank (now Wachovia Securities)in the original notional amount of $856,896.23 as a hedge to synthetically convert lease payments to a fixed rate. The swap terms allow monthly additions to the notional amount by DRS, provided that the maximum notional amount does not exceed $25,650,000. On September 9, 2003, the notional amount will increase to $105,000,000 with no other change in terms. The swap matures on September 28, 2006. The financial terms of the swap are being filed under separate cover under a claim of confidential treatment pursuant to Rule 104(b).


                                   6


III.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT
SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR
SUBSIDIARIES

      A. Equity Investments

           There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.


      B. Guaranties and Other Credit Support

           Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guaranties as of December 31, 2001 is approximately $3.3 billion, and the subsidiaries' debt subject to such guaranties totaled $1.1 billion.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

     On November 19, 2001, Virginia Power issued $120,000,000 aggregate principal amount of Medium Term Notes, Series G03-Floating Rate ("Notes") in a public offering through Lehman Brothers, Inc. as agent. The net proceeds to Virginia Power


                                    7


after the agent's discount or commission of $300,000 was $119,700,000. The Notes have a stated maturity date of December
16, 2003.

     The Notes carry interest at LIBOR plus 50 basis points. The initial interest rate was set at 2.60% per annum and is reset every three months. The Notes were offered and sold to the public pursuant to a prospectus supplement dated November 14, 2001, to Virginia Power's shelf registration statement at File No. 333-76155. The registration statement, effective April 30, 1999, the base Rule 424(b) prospectus and the prospectus supplement are hereby incorporated by reference.

     The net proceeds were used to meet a portion of general capital requirements or the refinancing of other outstanding debt.

     Virginia Power executed a swap agreement on November 19, 2001, as a hedge to synthetically convert the $120 million notional amount of these variable rate notes to fixed rate debt. The swap matures on December 16, 2003. The financial terms of the swap are being filed under separate cover under a claim of confidential treatment pursuant to Rule 104(b).

V.  RULE 52 TRANSACTIONS BY DOMINION CANADA FINANCE COMPANY

     On December 18, 2001, Dominion Canada Finance Company (DCFC) issued Canadian $160,000,000 aggregate principal amount of Medium Term Notes, Series 01-A Fixed Rate ("Notes") in a Canadian public offering through Scotia Capital Inc., BMO Nesbit Burns Inc. and CIBC World Markets, Inc. as agents. The net proceeds to DCFC


                                    8


after the agents' discounts or commissions of $560,000 was $159,440,000. The Notes have a stated maturity date of December 18, 2006. On December 21, 2001, DCFC reopened the security and issued an additional Canadian $25,000,000 aggregate principal amount of Notes through the above agents. The net proceeds to DCFC after the agents' discounts or commissions of $87,500 was $24,912,250 plus accrued interest of $12,534.25 from the original issue date of December 18, 2001.

     The Notes carry interest at a fixed rate of 6.10%. The Notes were offered as a public offering in all provinces in Canada, and were guaranteed by Dominion. The Notes are not eligible for sale to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933. The net proceeds were added to the general funds of either Dominion or Dominion Canada and will be loaned to or otherwise invested in subsidiaries of the Guarantor for the purpose of reducing outstanding indebtedness of those subsidiaries or for the general corporate purposes of those subsidiaries.

VI. RESTRUCTURING OF NONUTILITY INTERESTS

     From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI.


                                    9


DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interests may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interests within the Dominion system pursuant to the Restructuring Order.

     As part of the aproved program of simplification of non-utility business holdings, Dominion Appalachian Development, Inc. assigned its interests in certain oil and natural gas wells to DEPI effective October 1, 2001. The effect of this assignment is to simplify accounting for the assets where overlapping interests had previously been held by the parties.

VII. EXHIBITS

     A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

     B.  Financial terms of swap agreement executed by Virginia
Power on November 19, 2001 and interest rate swap executed by DRS on October 4, 2001. (Filed under confidential treatment pursuant to Rule 104(b)).

     C. Joint Form U-6B-2 for Dominion Energy, Inc., Dominion
Resources Services, Inc., Dominion Capital, Inc., Dominion
Telecom Services, Inc., Dominion Cogen WV, Inc., Kincaid
Generation, LLC, Dominion Nuclear, Inc., Dominion Energy Services
Company, Inc., Dominion Reserves, Inc., Dominion Energy Direct Sales,


                                   10


Inc., Dominion Metering Services, Inc. and Dominion Alliance
Holding, Inc. for Rule 52 transactions reported in Dominion's
Form U-9C-3 for the quarter.

     D.  Form U-6B-2 for Virginia Power sale of Series G03 Medium
Term Notes due December 16, 2003.

     E.  Form U-6B-2 for Dominion Canada Finance Company Sale of
Medium Term Notes due December 18, 2006.



                               SIGNATURE

     The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                      DOMINION RESOURCES, INC.

                                      By  James F. Stutts
                                      Its Attorney


Dated March 28, 2002


                                    11



EXHIBIT C

                         SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                    FORM U-6B-2

                            Certificate of Notification

                                     Filed By

                           Dominion Energy, Inc. ("DEI")
                      Dominion Resource Services, Inc. ("DRS")
                           Dominion Capital, Inc. ("DCI")
                       Dominion Alliance Holding, Inc. ("DAH")
                      Dominion Metering Services, Inc. ("DMS")
                      Dominion Telecom Services, Inc. ("DTSI")
                    Dominion Energy Direct Sales, Inc. ("DEDS")
                         Dominion Cogen WV, Inc. ("Cogen")
                        Kincaid Generation, LLC ("Kincaid")
                           Dominion Nuclear, Inc. ("DNI")
                  Dominion Energy Services Company, Inc. ("DESCO")
                          Dominion Reserves, Inc. ("DRV")



     This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Evidence of indebtedness for Advances ("Advances").

2.  Issue, renewal or guaranty:

    Issue by book entry.

3.  Principal amount of each security:

    Funds are borrowed and/or repaid daily as cash needs indicate.

4.  Rate of interest per annum of each security:

    The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.  Date of issue, renewal or guaranty of security:

    Borrowings are made on a daily basis and reported at the end of the quarter.

6.  If renewal of security, give date of original issue:

    Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.  Date of maturity of each security:

    Open account.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    See Schedule 1.

9.  Collateral given with each security, if any:

    None.

10. Consideration received for each security:

    None, other than interest accrued.

11. Application of proceeds of each security:

    To provide working capital.

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.



                                 Schedule 1
                           Inter-Company Advances

                                                      Outstanding
                                                      Borrowings
                                                      Quarter End
Borrower          Lender                              12/31/2001
--------          ------                              --------------
                                                      (thousands)

DEI               Dominion Resources, Inc ("DRI")           (331,084)
DRS               DRI                                        (29,757)
DCI               DRI                                       (179,316)
DAH               DRI                                         (5,702)
DMS               DRI                                           (771)
DTSI              DRI                                              0
DEDS              DEI                                        (28,531)
DNI               DEI                                         (2,100)
DRV               DEI                                       (134,913)
DEI               Cogen                                      (21,945)
DEI               Kincaid                                     (2,427)
DEI               DESCO                                       (8,207)







Exhibit D


                         SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C.

                                     FORM U-6B-2

                             Certificate of Notification

                                       Filed By

                         Virginia Electric and Power Company

This certificate is notice that the above named company ("Virginia Power") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Series G03 Medium Term Notes Due 2003 ("Notes").

2.  Issue, renewal or guaranty:

    Issue.

3.  Principal amount of each security:

    $120,000,000.

4.  Rate of interest per annum of each security:

    A variable rate of interest at LIBOR plus 50 basis points. The initial interest rate was set at 2.60% per annum and is reset every three months. However, the issuer entered an interest rate swap agreement with Lehman Brothers, Inc. with respect to the Notes, to convert the Notes to a fixed rate debt. The financial terms of the swap are being filed under a claim of confidential treatment pursuant to Rule 104(b).

5.  Date of issue, renewal or guaranty of security:

    November 19, 2001.

6.  If renewal of security, give date of original issue:

    Not applicable.

7.  Date of maturity of each security:

    December 16, 2003.


8. Name of the person to whom each security was issued, renewed or guaranteed:

    The Notes were purchased by Lehman Brothers Inc, as underwriter to the transaction.

9.  Collateral given with each security, if any:

    None.

10. Consideration received for each security:

    $119,700,000.

11. Application of proceeds of each security:

    The net proceeds from the sale of the Notes were used for general corporate purposes, including the repayment of debt.

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52.



EXHIBIT E

                         SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C.

                                    FORM U-6B-2

                            Certificate of Notification

                                      Filed By

                          Dominion Canada Finance Company

This certificate is notice that the above named company ("Dominion Canada Finance Company") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of the security or securities:

    Medium Term Notes Due 2006 ("Notes").

2.  Issue, renewal or guaranty:

    Issue.

3.  Principal amount of each security:

    Canadian $185,000,000.

4.  Rate of interest per annum of each security:

    6.10%

5.  Date of issue, renewal or guaranty of security:

    December 18, 2001.

6.  If renewal of security, give date of original issue:

    Not applicable.

7.  Date of maturity of each security:

    December 18, 2006.

8. Name of the person to whom each security was issued, renewed or guaranteed:

    The Notes were purchased by Scotia Capital Inc, BMO
    Nesbit Burns Inc. and CIBC World Markets, Inc., as underwriters to the transaction.

9.  Collateral given with each security, if any:

    Guarantee by Dominion Resources, Inc.

10. Consideration received for each security:

    $184,352,500.

11. Application of proceeds of each security:

    The net proceeds were added to the general funds of either Dominion or Dominion Canada and will be loaned to or otherwise invested in subsidiaries of the Guarantor for the purpose of reducing outstanding indebtedness of those subsidiaries or for the general corporate purposes of those subsidiaries.


12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January
    1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

    Rule 52.